August 19, 2025

Kevin Halleran
Chief Financial Officer
Blue Owl Digital Infrastructure Trust
150 N. Riverside Plaza, 37th Floor
Chicago, IL 60606

        Re: Blue Owl Digital Infrastructure Trust
            Registration Statement on Form 10-12G
            Filed June 10, 2025
            File No. 000-56758
Dear Kevin Halleran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Benjamin Wells